Syneron to Participate in Two Upcoming Investor Conferences

Yokneam, Israel, September 11, 2012 – Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, announced today that Louis P. Scafuri, Chief Executive Officer, is scheduled to participate at two upcoming investor conferences.

The first conference is the Lazard Capital Markets Corporate Access Day in Boston. This conference will allow institutional investors to meet with Syneron but does not include a formal presentation.

Conference:	Lazard Capital Markets Corporate Access Day
Date:	Tuesday, September 18, 2012

The second conference is the UBS Global Life Sciences Conference in New York.

Conference:	UBS Global Life Sciences Conference
Date	Thursday, September 20, 2012
Time:	1:30 p.m. ET

The UBS conference presentation will be webcast live over the Internet and can be accessed through the Investor Relations section on Syneron's website at www.investors.syneron.com. Please go to the website a few minutes early, as it may be necessary to download audio software to hear the presentation.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Contacts:

David Schlachet, Chief Financial Officer

Email: david.schlachet@syneron.com

Zack Kubow, The Ruth Group

646-536-7020

Email: zkubow@theruthgroup.com